EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE

FOR THE QUARTERS ENDED MARCH 31, 2001 AND APRIL 1, 2000

(Unaudited)

	2001	2000
BASIC EARNINGS PER COMMON SHARE:

Net income	$ 1,017,000	$ 2,506,000
Average common shares outstanding	7,311,000	7,761,000
Basic Earnings Per Common Share	$ 0.14	$ 0.32

DILUTED EARNINGS PER COMMON SHARE:

Net income	$ 1,017,000	$ 2,506,000
Average common shares outstanding	7,311,000	7,761,000
Common shares issuable in respect to options issued to employees with a dilutive effect	126,000	91,000
Total diluted common shares outstanding	7,437,000	7,852,000
Diluted Earnings Per Common Share	$ 0.14	$ 0.32